

Mail Stop 3010

December 30, 2009

VIA USMAIL and FAX (410) 413-2570

Mr. Gregory T. Donovan
Chief Financial Officer, Campbell & Company, Inc. Managing Owner
Campbell Alternative Asset Trust
2850 Quarry Lake Drive
Baltimore, Maryland 21209

> **Re: Campbell Alternative Asset Trust**
> **File No. 000-33311**
> **Form 10-K for the year ended December 31, 2008**
> **Form 10-Q for the three months ended March 31, 2009**
> **Form 10-Q for the three and six months ended June 30, 2009**
> **Form 10-Q for the three and nine months ended September 30, 2009**

Dear Mr. Gregory Donovan:

We have reviewed your response letter dated October 20, 2009 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Item 1. Business, page 1

1.   We note your response to comment 2 in our letter dated September 16, 2009. Please confirm to us that you are not subject to any position limits that the CFTC may impose on energy commodities or alternatively, please disclose those position limits in future filings and tell us how you plan to comply.

General

2.   Please provide, in writing a statement acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jaime John at (202) 551-3446 or me at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at (202) 551-3391 with any other questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant